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[LETTERHEAD OF LEHMAN BROTHERS]

March 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonia Barros

  Re:
  Flagstone Reinsurance Holdings Limited
  Registration Statement on Form S-1 (File No. 333-138182)

Ladies and Gentlemen:

        As Representatives of the several underwriters of Flagstone Reinsurance Holdings Limited's proposed public offering of up to 14,950,000 Ordinary Shares, we hereby join the Company's request for acceleration of the above-referenced Registration Statement requesting effectiveness for 2:00 p.m. (NYT) on March 29, 2007, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated March 13, 2007 through the date hereof:

        Preliminary Prospectus dated March 13, 2006:

        21,352 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
LEHMAN BROTHERS INC. CITIGROUP GLOBAL MARKETS INC. As Representatives the several Underwriters
By:	/s/ ARLENE SALMONSON Arlene Salmonson Vice President

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[LETTERHEAD OF LEHMAN BROTHERS]